EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006, and the nine month period ended September 30, 2011. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended December 31,					Nine Months Ended September 30,
(in thousands)	2006	2007	2008	2009	2010	2011
Net Loss	$(4,565)	$(12,253)	$(28,394)	$(35,949)	$(57,687)	$(50,026)
Plus: Fixed Charges	—	121	656	1,659	2,440	1,962

Total loss for computation of ratio	$(4,565)	$(12,132)	$(27,738)	$(34,290)	$(55,247)	$(48,064)

Fixed Charges:
Interest Expense	$—	$121	$649	$1,637	$2,417	$1,949
Interest attributable to rentals (1)	—		7	22	23	13

Total fixed charges	$—	$121	$656	$1,659	$2,440	$1,962

Deficiency of earnings available to cover fixed charges (2)	$(4,565)	$(12,253)	$(28,394)	$(35,949)	$(57,687)	$(50,026)

(1)	Interest attributable to rentals equals one-third of total rental expense

(2)	Due to our losses in years ended December 31, 2006, 2007, 2008, 2009, 2010 and the nine months ended September 30, 2011, the ratio coverage was less than 1:1.